UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

On June 11, 2026, AC Immune SA issued a press release announcing that it will receive a research grant of $4 million from The Vijay and Marie Goradia Charitable Foundation. The grant will support extending Part 1 of the ongoing Phase 2 VacSYn trial of ACI-7104, AC Immune’s anti-alpha-synuclein active immunotherapy, in early Parkinson’s disease. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated June 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: June 11, 2026